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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C.  20549




                                 SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                               APPLIED POWER INC.
                               ------------------
                                (Name of Issuer)

                     CLASS A COMMON STOCK,  $.20 PAR VALUE
                     -------------------------------------
                         (Title of Class of Securities)


                                  038225 10 8
                                  -----------
                                  (CUSIP No.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.  038225 10 8

---------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON.         Richard G. Sim
---------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX         (a) [ ]
         IF A MEMBER OF A GROUP.           (b) [ ]
---------------------------------------------------------------------
(3)      SEC USE ONLY.
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(4)      CITIZENSHIP OR PLACE
         OF ORGANIZATION.           United States of America
---------------------------------------------------------------------
NUMBER OF SHARES          (5)     SOLE VOTING POWER.        773,597
BENEFICIALLY              (6)     SHARED VOTING POWER.      0
OWNED BY EACH             (7)     SOLE DISPOSITIVE POWER.   773,597
REPORTING                 (8)     SHARED DISPOSITIVE POWER. 0
PERSON WITH:
---------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON.                    773,597
---------------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES.  [ ]
---------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9).                              5.5%
---------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON.                          IN
---------------------------------------------------------------------



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                        SCHEDULE 13G/A - AMENDMENT NO. 2
                                 RICHARD G. SIM
                               APPLIED POWER INC.

ITEM 1.

         (a)  NAME OF ISSUER:

              Applied Power Inc.

         (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              13000 West Silver Spring Drive
              Butler, Wisconsin 53007


ITEM 2.

         (a)  NAME OF PERSON FILING:

              Richard G. Sim

         (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              c/o Applied Power Inc.
              13000 West Silver Spring Drive
              Butler, Wisconsin 53007

         (c)  CITIZENSHIP:

              United States of America

         (d)  TITLE OF CLASS OF SECURITIES:

              Class A Common Stock, $.20 par value

         (e)  CUSIP NO.:

              038225 10 8


ITEM 3.

              IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)  [ ]  BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT.

         (b)  [ ]  BANK AS DEFINED IN SECTION 3(a)(6) OF THE ACT.

         (c)  [ ]  INSURANCE COMPANY AS DEFINED IN SECTION 3(a)(19) OF THE ACT.





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         (d)  [ ]  INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                   INVESTMENT COMPANY ACT.

         (e) [ ] INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISERS ACT OF 1940.

         (f) [ ] EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND; SEE SECTION 240.13d-1(b)(1)(ii)(F).

         (g) [ ] PARENT HOLDING COMPANY, IN ACCORDANCE WITH SECTION 240.13d-1(b)(ii)(G) NOTE: SEE ITEM 7.

         (h)  [ ]  GROUP, IN ACCORDANCE WITH SECTION
                   240.13d-1(b)(1)(ii)(H).

         Not Applicable.


ITEM 4.       OWNERSHIP (AT DECEMBER 31, 1996).

         (a)  AMOUNT BENEFICIALLY OWNED:

              773,597 shares

         (b)  PERCENT OF CLASS:

              5.5% (based upon the 13,749,676 shares of Class A Common Stock outstanding at December 31, 1996 and exercisable options for 450,171 additional shares).

         (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                          (i)     SOLE POWER TO VOTE OR TO DIRECT THE VOTE.

                                  773,597 shares (includes options to purchase
                                  450,171 shares exercisable currently or
                                  within 60 days after December 31, 1996, and 2,220 shares allocated to the account of the undersigned in Applied Power Inc.'s Employee Stock Ownership Plan).

                         (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE.

                                  0 shares

                        (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF.

                                  773,597 shares (includes options to purchase
                                  450,171 shares exercisable currently or
                                  within 60 days after December 31, 1996, and 2,220 shares allocated to the account of the





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                                  undersigned in Applied Power Inc.'s
                                  Employee Stock Ownership Plan).

                         (iv) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF.

                                  0 shares


ITEM 5.   OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.


ITEM 10.  CERTIFICATION.

          Not Applicable.





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  January 28, 1997



                                                         /s/ Richard G. Sim
                                                     ---------------------------
                                                            Richard G. Sim





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